SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. (“Braskem”), pursuant to and for the purposes of CVM Rulings 319/99 and 358/02, hereby discloses to its shareholders and the market as follows.

1. BACKGROUND

The transaction under this relevant fact is included in the restructuring process of Braskem, the stages of which have been widely disclosed to the market through the relevant facts dated July 31, 2001, July 26, 2002, March 16, 2003, July 16, 2003, December 09, 2003, March 08, 2004, May 15, 2006, March 12, 2007, April 02, 2007, December 01, 2007 and May 30, 2008.

After Braskem’s incorporation in the year of 2002, the following transactions were performed: (i) consolidation of control and merger of the following companies between 2003 and 2008: OPP Química S.A., Nitrocarbono S.A., Econômico S.A. Empreendimentos, Copene Monômeros Especiais S.A., Trikem S.A., Polialden Petroquímica S.A. Politeno Indústria e Comercio S.A., (ii) merger of Grust Holdings S.A. shares (“Grust”), a vehicle used to integrate the minority stakes held by Petrobras Química S.A. - Petroquisa in Copesul – Companhia Petroquímica do Sul (“Copesul”), Ipiranga Petroquímica S.A. (“IPQ”), Ipiranga Química S.A. (“IQ”) and Petroquímica Paulínia S.A. (“PPSA”); and (iii) merger of Copesul into IPQ.

The purpose of the formation of Braskem and of the corporate restructuring stages already implemented, which comprise the integration of first and second generation petrochemical companies, was to achieve synergies, consolidation of competitive advantages, maximization of results and addition of value to all the shareholders, which led to the creation of the conditions necessary to consolidate Braskem as a worldwide Brazilian petrochemical company.

2. CURRENT STAGE OF THE RESTRUCTURING PROCESS

Following the aforementioned restructuring process, on September 12, 2008 Braskem entered into (i) with IQ, the protocol and justification of partial spin-off of IQ with conveyance of the spun-off portion, comprising the ownership interests held by IQ in IPQ and in ISATEC – Pesquisa Desenvolvimento e Análises Químicas Ltda. (“Isatec”), to the assets of Braskem, pursuant to articles 224, 225 and 229, paragraph 3 of Law 6404/76 (“Partial Spin-off of IQ with Merger of the Spun-off Portion into Braskem” or simply “Partial Spin-off”) (ii) with IPQ, the protocol and justification of merger of IPQ into Braskem, pursuant to articles 224, 225, 227 and 264 of Law 6404/76 (“IPQ Merger”); and (iii) with PPSA, the protocol and justification of merger of PPSA into Braskem, pursuant to articles 224, 225 and 227 of Law 6404/76 (“PPSA Merger”).

The proposal for Partial Spin-off of IQ, for Merger of IPQ and for Merger of PPSA (collectively, the “Transactions”) was unanimously approved on September 12, 2008, by the Board of Directors of Braskem and by the Executive Board of IQ, IPQ and PPSA, and, accordingly, the respective general shareholders’ meetings of Braskem, IQ, IPQ and PPSA were authorized to be convened. Moreover, the Transactions were also supported by the favorable opinion of Braskem’s Fiscal Council in a meeting held on September 12, 2008.

3. PURPOSES

The Transactions represent a step forward in the consolidation of the Brazilian petrochemical industry and are in line with Braskem’s strategic goal of becoming one of the largest ten petrochemical plants worldwide, as well as they offer several advantages to the involved companies, including (i) the alignment of interests of all shareholders; (ii) the increase in competitiveness of the entire production chain of the petrochemical and plastics sectors in Brazil, making possible to achieve scale gains and synergies, greater capacity to invest in research and development, and strengthening of the plastic segment; (iii) simplification of the corporate structure, thus enabling greater understanding on the part of the market and investors; and (iv) better opportunities to use the capital markets for financing of the growth program.

In addition, the Transactions are consistent with Braskem’s public commitment to offer to all minority shareholders of the controlled companies the opportunity to migrate to the controlling company (Braskem), thus becoming entitled to the statutory tag along right on the same conditions as the controlling company, in the occurrence of disposal of Braskem’s control (100% tag along) and other advantages attained by shareholders of companies classified under Level 1 of the Regulations on Corporate Governance Practice of the State of São Paulo Stock Exchange - BOVESPA, to which Braskem adhered in February 2003.

4. INFORMATION CONCERNING THE TRANSACTIONS

I. IQ Partial Spin-off. The general shareholders’ meeting of IQ and Braskem, to be held on September 30, 2008, shall resolve on the proposal for Partial Spin-off of IQ with Merger of the spun-off portion, comprising the ownership interests held by IQ in Isatec and in IPQ, into Braskem. As a result of the Partial Spin-off of IQ, Braskem will become the owner of the entirety of the share capital of Isatec and of 99.29% of the total share capital of IPQ.

I.1 Composition of the Spun-off Portion. The Partial Spin-off of IQ is described in details in the Protocol and Justification of Partial Spin-off of IQ with Merger of the Spun-off Portion into Braskem. The spun-off portion comprises twenty billion six hundred and fifty-one million five hundred and seventy-two thousand and seventeen (20,651,572,017) common shares and thirteen billion three hundred and seventy million five hundred and forty-seven thousand and fifty-four (13,370,547,054) preferred shares issued by IPQ and nine thousand six hundred and seventy-one (9,671) quotas of Isatec

(“Spun-off Portion”).

I.2 Appraisal for purposes of Merger of the Spun-off Portion of IQ. The Spun-off Portion of IQ to be conveyed to Braskem has been appraised according to the accounting net equity criterion as of the base date of July 31, 2008, in accordance with the applicable accounting and tax rules, by PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of São Paulo, at Av. Francisco Matarazzo, 1.400, 9º, 10º and 13º to 17º andares, Torre Torino, registered with the Regional Accounting Council of the State of São Paulo under Nº 2SP000160/O-5 (“PWC”). According to the accounting appraisal of the Spun-off Portion, the amount of the net assets to be separated and conveyed to Braskem is one billion seventy-six million three hundred and five thousand one real and seventy centavos (R$1,076,305,001.70) .

I.3 Treatment Ascribed to Subsequent Equity Variations. The equity variations between the based date of July 31, 2008 and the date of the Partial Spin-off of IQ shall be registered in the accounting books of IQ and will be recognized by Braskem in the equity adjustment income account.

I.4 Share Capital after conveyance of the Spun-off Portion. Since Braskem directly or indirectly holds 100% of the capital of IQ, the simple conveyance of the Spun-off Portion of IQ to the capital of Braskem will not cause any change to the capital of the latter nor the issue of any shares. The IQ capital, after its Partial Spin-off, in turn, shall be reduced by an amount equivalent to the Spun-off Portion indicated above and shall become seventy-three million eight hundred and thirty thousand one hundred and eighteen reais and forty-five centavos (R$ 73,830,118.45), divided into four hundred and thirty-six billion seventy-four million four hundred and sixty-two thousand four hundred and ninety (436,074,462,490) common shares, without par value, all of which are held by Braskem.

I.5 Net equity after conveyance of the Spun-off Portion. After the Partial Spin-off, the net equity of IQ shall be reduced from one billion one hundred and eighty million six hundred and five thousand five hundred and twenty-six reais and sixty-six centavos (R$1,180,605,526.66) to one hundred and four million three hundred thousand five hundred and twenty-four reais and ninety-six centavos (R$104,300,524.96), already contemplating the IQ capital reduction resulting from the Partial Spin-off. The remaining net equity of IQ shall then have the following composition:

Net equity	Prior to Spin-off	Spun-off Portion	Remaining Portion
Share Capital	1,150,135,120.15	1,076,305,001.70	73,830,118.45
Legal Reserve	21,894,583.20		21,894,583.20
Year’s Result	8,575,823.31		8,575,823.31
Net Equity as of July 31, 2008	1,180,605,526.66		104,300,524.96

I.6 Inexistence of Exchange Ratio. There being no change to the capital of Braskem, consequently there will also not be any issue of new shares, and for this reason it will not be necessary to establish any exchange ratio.

II. Merger of PPSA. At a general shareholders’ meeting of PPSA and Braskem, to be held on September 30, 2008, the proposal for Merger of PPSA into Braskem, with conveyance of all of the net equity of the former to the latter company, which will generally succeed to the former in all its assets, rights and obligations, shall be decided.

II.1 Appraisal for purposes of Merger of PPSA. The net assets of PPSA to be merged into Braskem were appraised at book value by PWC as of the base date of July 31, 2008. According to the book appraisal carried out, the net assets of PPSA, to be merged into Braskem, is two hundred and eighty million reais (R$280,000,000.00) .

II.2 Treatment Ascribed to Subsequent Equity Variations. Any equity variation occurring between the base date of July 31, 2008 and the date of Merger of PPSA shall be fully recorded in the accounting books of PPSA and recognized by Braskem in the equity adjustment income account.

II.3 Shares to be Delivered upon Merger of PPSA. In the Merger of PPSA, no common or preferred shares issued by Braskem shall be attributed to the shareholders of PPSA due to the fact that Braskem is the holder of 100% of the total capital of PPSA. PPSA shall be discontinued as provided for in paragraph 1 of article 226 of Law 6404/76, whereupon two hundred and eighty million (280,000,000) shares issued by PPSA shall be cancelled, since this is a transaction of merger of a wholly-owned subsidiary by its controlling company.

II.4 Composition of the Braskem Capital after Merger of PPSA. Considering that as of the date of the Merger of PPSA Braskem shall be the owner of all of the shares issued by PPSA, Braskem’s capital will not be changed in view of the Merger of PPSA.

II.5 Criteria Used to Determine the Replacement Ratio in the Merger of PPSA. There being no change to the capital of Braskem, consequently there will also not be any issue of new shares to be subscribed by the PPSA shareholders, and for this reason it will not be necessary to establish any exchange ratio.

III. Merger of IPQ. At a general shareholders’ meeting of IPQ and Braskem, to be held on September 30, 2008, the proposal for Merger of IPQ into Braskem, with conveyance of all of the net equity of the former to the latter company, which will generally succeed to the former in all its assets, rights and obligations, shall be decided.

III.1 Appraisal Criteria for purposes of Merger of IPQ:

III.1.1 Book Appraisal. In order to determine the capital increase resulting from the

Merger of IPQ into Braskem, the net assets of IPQ to be merged into Braskem were appraised at book value, according to the appraisal report especially prepared as of the base date of July 31, 2008. In accordance with legal requirements, notably the provisions in article 8, 227 of Law 6404/76, PWC was chosen to appraise the net assets at book value of IPQ to be merged into Braskem, which were evaluated at one billion nine hundred and ninety-four million four hundred and twenty-five thousand three hundred and eighty-five reais and twenty-two centavos (R$1,994,425,385.22) .

III.1.2 Economic Appraisal. For the purpose of ascertaining the replacement ratio, as explained in item III.4, Calyon Corporate Finance Brasil – Consultoria Financeira Ltda, with its principal place of business at Alameda Itu 852- 16º andar, Jardim Paulista, São Paulo-SP and enrolled in the National Register of Legal Entities (CNPJ/MF) under Nº 00.697.097/0001 -33 (“Calyon”) was retained, which evaluated Braskem and IPQ based on the discounted cash flow methodology, within the following amount brackets: (a) nine billion eight hundred and sixty-seven million reais (R$9,867,000,000.00) to ten billion nine hundred and six million reais (R$10,906,000,000.00) for the net assets of Braskem; and (b) three billion nine hundred and sixty-one million reais (R$3,961,000,000.00) to four billion three hundred and seventy-eight million reais (R$4,378,000,000.00) for the net assets of IPQ. The consolidated economic value of Braskem was calculated through the sum of the economic value of Braskem (operational) and the ownership interests directly or indirectly held by Braskem. The economic value of IPQ was calculated pro-forma considering IPQ after the effects of the merger of Copesul.

III.1.3 Appraisal of Net Equity at Market Price. Moreover, for purposes of article 264 of Law 6404/76, PWC and KPMG Auditores Independentes, a company established in the City of São Paulo, at Rua Dr. Renato Paes de Barros, 33, enrolled with the National Register of Legal Entities (CNPJ/MF) under Nº 57.755.217/0001 -29, originally registered with the Regional Accounting Council of the State of São Paulo, and secondarily registered with the State of Bahia under Nº CRC 2SP014428/O-6-S-BA (“KPMG”), were retained to appraise the net equities of IPQ and Braskem, respectively, at market prices, according to the same criteria and on the same date, for purposes of the comparison set forth in article 264 and its paragraphs, of Law 6404/76, which were based on the appraisal reports regarding fixed and intangible assets, prepared according to the same criteria and on the same date, respectively, by the specialized companies Stima Engenharia Ltda. with its principal place of business at Av. Fagundes Filho, 141, conjuntos 55/56, 5º andar, São Paulo – SP, enrolled with the National Register of Legal Entities (CNPJ/MF) under Nº 06.932.665/0001 -10 and with CREA-SP under Nº 071.708 -8 (“Stima”), and Apsis Consultoria Empresarial Ltda., with its principal place of business at Al. Franca, 1467, sala 44, 4º andar, São Paulo – SP, enrolled with the National Register of Legal Entities (CNPJ/MF) under Nº 27.281.922/0001 -70 (“Apsis”), according to the following amounts: (a) four billion seven hundred and sixty-eight million three hundred and eight thousand one hundred and ninety-eight reais and seventy-two centavos (R$4,768,308,198.72); and (b) fourteen billion eight hundred and sixty-eight million nine hundred and fifty-nine thousand five hundred and forty-one reais and forty-one centavos (R$14,868,959,541.41) .

III.1.4 The transaction of Merger of IPQ into Braskem has relied on the latest financial statements of IPQ and Braskem, and was examined by independent auditors registered with the Brazilian Securities Commission – CVM, and ascertained as of July 31, 2008

III.2 Treatment Ascribed to Subsequent Equity Variations. The equity variations occurring between the base date of July 31, 2008 and the date of Merger of IPQ shall be fully recorded for all purposes in the accounting books of IPQ and shall be recognized by Braskem in the equity adjustment income account.

III.3 Shares to be Delivered upon Merger of IPQ. Based on the criteria defined in item III.4 below, in the Merger of IPQ, 0.003048380442 class “A” preferred share issued by Braskem shall be attributed to each common or preferred share issued by IPQ, and the IPQ minority shareholders shall be ascribed a total of one million five hundred and six thousand and sixty-one (1,506,061) class “A” preferred shares in exchange for four hundred and ninety-four million fifty-three thousand one hundred and seventy-seven (494,053,177) preferred shares held by the minority shareholders of IPQ. IPQ shall be extinguished as provided for in paragraph 1 of article 226 of Law 6404/76, and the thirty-two billion five hundred eighty-nine million five hundred and ninety-four thousand and six hundred and eighty-six (32,589,594,686) common shares and thirty-six billion five hundred seventy-one million six hundred eighty-nine thousand one hundred and seventy-two (36,571,689,172) preferred shares issued by IPQ and owned by Braskem shall be cancelled.

III.4 Criteria Used to Determine the Replacement Ratio in the Merger of IPQ. The replacement ratio established for the Merger of IPQ was determined based on economic and financial appraisals previously prepared by Calyon. The exchange ratio is fair and equitable in relation to the shareholders, since it was established based on a criterion that best reflects the actual valuation of the net assets of IPQ and Braskem, as shown by the appraisals carried out by Calyon.

III.4.1 For purposes of the comparison established in article 264 of Law 6404/76, the net equities of IPQ and Braskem were appraised according to the same criteria, at market prices, as of the base date of July 31, 2008, according to the appraisal reports prepared by PWC and KPMG, respectively.

III.5 Rights and Political and Equity Advantages of the Shares. The class “A” preferred shares of Braskem, which were issued as a result of the Merger of IPQ, shall be entitled to dividends on equal conditions with the respective existing shares of the same type and class and shall have the rights set out in the Bylaws of Braskem in effect on the date hereof, which includes the tag along right on the same conditions as the controlling company in the event of disposal of control of Braskem (tag along of 100%) and other advantages granted by shareholders of companies under Level 1 of the Regulations on Corporate Governance Practices of the State of São Paulo Stock Exchange -BOVESPA.

III.6 Profit Sharing for the 2008 Fiscal Year. The class “A” preferred shares to be issued by Braskem as a result of the Merger of IPQ shall be fully entitled to all of the dividends and interest on net equity that may be declared after the date of issuance thereof.

III.7 Composition of Braskem’s Share Capital after Merger of IPQ. After the Merger of IPQ, Braskem’s capital will increase from fourteen million one hundred and forty-six thousand one hundred and eleven reais and ninety-eight centavos (R$14,146,111.98), with the issue of one million five hundred and six thousand and sixty-one (1,506,061) class “A” preferred shares, all registered and without par value, to five billion three hundred and seventy-five million eight hundred and two thousand reais and sixty-five centavos (R$ 5,375,802,000.65), divided into five hundred and twenty-four million three hundred and ninety-one thousand six hundred and fifty-four (524,391,654) shares, of which one hundred and ninety-six million seven hundred and fourteen thousand one hundred and ninety (196,714,190) are common shares, three hundred and twenty-six million eight hundred and seventy-four thousand three hundred and ninety-eight (326,874,398) are class “A” preferred shares and eight hundred and three thousand and sixty-six (803,066) are class “B” preferred shares.

III.8 Right to Withdraw from the Merger of IPQ. As provided for in articles 137 and 252, paragraphs 1 and 2 of Law 6404/76, the right to withdraw and the consequent reimbursement to the shareholders of common and preferred shares issued by IPQ shall be assured.

III.9 Refund Amount. Since the Bylaws of IPQ do not contemplate refund at economic value, the IPQ shareholders dissenting from the resolution that approved the Merger of IPQ will be entitled to a refund related to their shares, in the equity amount of R$0.028632772, based on the net equity appraisal at book value of IPQ carried out on the base date of July 31, 2008.

III.10 Exercise Term. The right to withdraw shall be exercised within 30 days counted from publication of the minutes of the Meeting that approves the Merger of IPQ, as set forth in article 137, paragraph 2 of Law 6404/76.

III.11 Payment of the Refund. Payment of the refund by Braskem shall be conditional on the execution of the transaction of Merger of IPQ, as established in article 230 of Law 6404/76, and shall be made as of the first business day after the end of the 40-day period following publication of the minutes of the Meeting that approves the Merger of IPQ.

5. GENERAL INFORMATION

Contingent Liabilities Not Recorded in the Books. There are no material contingent liabilities that have not been recorded in the balance sheets of the companies Braskem, IQ, IPQ, PPSA and Isatec.

Statement of Lack of Conflicts of Interest. PWC, Calyon and KPMG, which are responsible for the accounting appraisal, for the economic and financial appraisals, and for the net equity at market value appraisals, respectively, represent that they have no conflicts or community of interests, currently or potentially, with Braskem or with IQ, Isatec, IPQ and PPSA, or against minority shareholders, or with respect to the Transactions.

Costs. The estimated costs for the execution of the Transactions will be approximately three million reais (R$3,000,000.00), including expenses with publication, preparation of appraisal reports, and economic and financial appraisals, fees of auditors, appraisers, consultants, and attorneys, both Brazilian and foreign.

Communications. The Transactions shall be informed to the São Paulo Stock Exchange – Bovespa, to the Brazilian Securities Commission – CVM, to the U.S. Securities and Exchange Commission – SEC, to NYSE – New York Stock Exchange, to Mercado de Valores Latinoamericanos da Bolsa de Valores de Madri – Latibex.

Available Documents. The documents related to the Transactions (such as protocols and justifications, reports, among others) are available on the website of Braskem (www.braskem.com.br/ri). Copies of such materials will also be available on the websites of CVM (www.cvm.gov.br) and the State of São Paulo Stock Exchange (www.bovespa.com.br), as of this date. The shareholders that wish to consult and review the documents at the principal place of business of Braskem shall schedule the date and time of visit with the Investors’ Relations Department of Braskem (telephone (11) 3576-9531).

São Paulo, September 12, 2008.

Carlos José Fadigas de Souza Filho
Financial and Investors Relation Director
Braskem S/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.